NOVARTIS | Reimagining Medicine

Novartis First Quarter 2023

Condensed interim financial report – supplementary data

Novartis Global Communications

Novartis First Quarter 2023 Condensed Interim Financial Report – Supplementary Data

INDEX
Page
GROUP AND DIVISIONAL OPERATING PERFORMANCE
Group
3
Innovative Medicines
6
Sandoz
11
CASH FLOW AND GROUP BALANCE SHEET
12
INNOVATION REVIEW
14
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
17
Consolidated statements of comprehensive income
18
Consolidated balance sheets
19
Consolidated statements of changes in equity
20
Consolidated statements of cash flows
21
Notes to condensed interim consolidated financial statements, including update on legal proceedings
22
SUPPLEMENTARY INFORMATION
35
CORE RESULTS
Reconciliation from IFRS results to core results
37
Group
38
Innovative Medicines
39
Sandoz
39
Corporate
40
FREE CASH FLOW
41
ADDITIONAL INFORMATION
Net debt
42
Share information
42
Effects of currency fluctuations
43
DISCLAIMER
44

Group
Key Figures
First quarter
	Q1 2023 USD m	Q1 2022 USD m	% change USD	% change cc 1

Net sales to third parties	12 953	12 531	3	8

Divisional operating income [2]	2 994	3 021	-1	8

Corporate income and expense, net [2]	-138	-169	18	16

Operating income	2 856	2 852	0	9

As % of net sales	22.0	22.8

Loss from associated companies	-1	-2	nm	nm

Interest expense	-211	-201	-5	-7

Other financial income and expense	96	20	nm	nm

Income taxes	-446	-450	1	-9

Net income	2 294	2 219	3	14

Basic earnings per share (USD)	1.09	1.00	9	20

Net cash flows from operating activities	2 957	1 649	79

Free cash flow [1,3]	2 720	1 392	95

Core [1]

Core operating income	4 413	4 083	8	15

As % of net sales	34.1	32.6

Core net income	3 614	3 251	11	18

Core basic earnings per share (USD)	1.71	1.46	17	25

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 35. Unless otherwise noted, all growth rates in this release refer to same period in prior year.

[2] Restated to reflect the transfers of the Sandoz Division's biotechnology manufacturing services to other companies' activities and the Coartem brand to the Innovative Medicines Division that was effective as of January 1, 2023 (see Note 9 in this Condensed Interim Financial Report).

[3] Effective January 1, 2023, Novartis revised its deﬁnition of free cash ﬂow, to deﬁne free cash ﬂow as net cash ﬂows from operating activities less purchases of property, plant and equipment. To aid in comparability, the prior year free cash flow amounts have been revised to conform with the new free cash flow definition. See page 35 of the Condensed Interim Financial Report.

nm = not meaningful

Strategy Update
Our focus
With our new focused strategy unveiled in 2022, Novartis is transforming into a “pure-play” Innovative Medicines business. We have a clear focus on five core therapeutic areas (cardiovascular, immunology, neuroscience, solid tumors and hematology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy, and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies - the US, China, Germany and Japan.
Our priorities
1. Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2. Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.
3. Strengthening foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.
Sandoz planned spin-off
The planned spin-off remains on track for the second half of 2023. Completion of the transaction is subject to certain conditions, including consultation with works councils and employee representatives (as required), general market conditions, tax rulings and opinions, final Board of Directors endorsement and shareholder approval in line with Swiss corporate law. The transaction is expected to be tax neutral to Novartis.
Financials
First quarter
Net sales
Net sales were USD 13.0 billion (+3%, +8% cc) in the first quarter driven by volume growth of 16 percentage points, price erosion of 4 percentage points and the negative impact from generic competition of 4 percentage points.
Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to an expense of USD 138 million in the first quarter compared to an expense of USD 169 million in the prior year, mainly driven by income from a fair value adjustment on contingent receivables related to intellectual property rights, partly offset by higher restructuring costs and project costs related to the execution of the Sandoz planned spin-off.
Operating income
Operating income was USD 2.9 billion (0%, +9% cc), mainly driven by higher sales. Other income from legal matters was more than offset by higher restructuring and impairment charges. Operating income margin was 22.0% of net sales, decreasing by 0.8 percentage points (+0.4 percentage points cc).
Core operating income was USD 4.4 billion (+8%, +15% cc) driven by mainly higher gross margin partly offset by higher other expense and R&D costs. Core operating income margin was 34.1% of net sales, increasing by 1.5 percentage points (+2.2 percentage points cc).
Interest expense and other financial income/expense
Interest expense amounted to USD 211 million and was broadly in line with the prior year. Other ﬁnancial income and expense amounted to an income of USD 96 million compared to USD 20 million in the prior year and core other

ﬁnancial income and expense amounted to an income of USD 117 million compared to USD 32 million in the prior year quarter, as higher interest income was only partly offset by currency losses.
Income taxes
The tax rate in the ﬁrst quarter was 16.3% compared to 16.9% in the prior year. The current year tax rate was favorably impacted by the effect of non-taxable income recognized related to a legal matter. Excluding this impact, the current year tax rate would have been 16.7%. The decrease from the prior year was mainly the result of a change in proﬁt mix.
The core tax rate (core taxes as a percentage of core income before tax) was 16.3% compared to 16.9% in the prior year. The decrease from the prior year was mainly the result of a change in proﬁt mix.
Net income, EPS and free cash flow
Net income was USD 2.3 billion (+3%, +14% cc), mainly due to higher operating income and higher interest income. EPS was USD 1.09 (+9%, +20% cc), growing faster than net income, benefiting from lower weighted average number of shares outstanding.
Core net income was USD 3.6 billion (+11%, +18% cc), mainly due to higher core operating income and higher interest income. Core EPS was USD 1.71 (+17%, +25% cc), growing faster than core net income, benefiting from lower weighted average number of shares outstanding.
Free cash flow amounted to USD 2.7 billion (+95% USD), compared to USD 1.4 billion in the prior year quarter. This increase was mainly driven by higher operating income adjusted for non-cash items, favorable changes in working capital and lower income taxes paid, partly offset by higher payments out of provisions.

Innovative Medicines
	Q1 2023 USD m	Q1 2022 restated USD m 1	% change USD	% change cc

Net sales to third parties	10 570	10 230	3	7

Operating income	2 675	2 627	2	11

As % of net sales	25.3	25.7

Core operating income	4 088	3 672	11	18

As % of net sales	38.7	35.9

[1] Restated to reflect the transfers of the Sandoz Division's biotechnology manufacturing services to other companies' activities and the Coartem brand to the Innovative Medicines Division that was effective as of January 1, 2023 (see Note 9 in this Condensed Interim Financial Report).

First quarter
Net sales
Net sales were USD 10.6 billion (+3%, +7% cc) with volume contributing 16 percentage points to growth. Generic competition had a negative impact of 5 percentage points and pricing had a negative impact of 4 percentage points. Sales in the US were USD 4.1 billion (+11%) and in the rest of the world USD 6.5 billion (-1%, +5% cc).
Sales growth was mainly driven by continued strong performance from Entresto (USD 1.4 billion, +28%, +32% cc), Pluvicto (USD 211 million), Kesimpta (USD 384 million, +97%, +100% cc) and Kisqali (USD 415 million, +74%, +81% cc), partly offset by generic competition mainly for Gilenya.
In the US (USD 4.1 billion, +11%), sales growth was mainly driven by Pluvicto, Entresto, Kesimpta and Kisqali, partly offset by the impact of generic competition on Gilenya. In Europe (USD 3.4 billion, -3%, +1% cc), sales growth was driven by Entresto, Kisqali and Kesimpta, partly offset by increased generic competition for Gilenya and Lucentis. Emerging Growth Markets grew +9% (+16% cc), which includes China sales of USD 0.8 billion (-2%, +5% cc), where growth was mainly driven by Entresto and Cosentyx.
Operating income
Operating income was USD 2.7 billion (+2%, +11% cc), mainly driven by higher gross margin. Other income from legal matters was more than offset by higher impairments and restructuring charges. Operating income margin was 25.3% of net sales, decreasing 0.4 percentage points (+0.9 percentage points in cc).
Core adjustments were USD 1.4 billion, mainly due to amortization, restructuring and impairment charges, compared to USD 1.0 billion in prior year. Core adjustments increased compared to prior year, mainly due to higher impairments and restructuring charges, partly offset by other income from legal matters.
Core operating income was USD 4.1 billion (+11%, +18% cc), mainly driven by higher gross margin. Core operating income margin was 38.7% of net sales, increasing 2.8 percentage points (+3.6 percentage points cc). Other revenue and sales to other segments as a percentage of sales decreased by 0.2 percentage points (cc). Core cost of goods sold as a percentage of sales decreased by 0.5 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 1.0 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 2.6 percentage points (cc). Core other income and expense as a percentage of net sales decreased the margin by 0.3 percentage points (cc).

Product commentary (relating to Q1 performance)
Cardiovascular
	Q1 2023	Q1 2022	% change	% change
	USD m	USD m	USD	cc

Cardiovascular
Entresto	1 399	1 093	28	32

Leqvio	64	14	nm	nm

Total Cardiovascular	1 463	1 107	32	36

nm = not meaningful
Entresto (USD 1,399 million, +28%, +32% cc) sustained robust demand-led growth, with increased patient share across all geographies. Entresto is positioned in HF guidelines as a first choice treatment for patients with HFrEF and benefits from the adoption of guideline-directed medical therapy across geographies. In the US, the 2022 AHA/ACC/HFSA HF Guideline positioned Entresto as the first choice RASi versus ACEi/ARB in patients with NYHA Class II to III HFrEF, and recognized Entresto for patients with HFmrEF and HFpEF. In China and Japan, Entresto volume growth is fueled by heart failure as well as increased penetration in hypertension. As announced in March 2023, Entresto is included in the 2023 China Hypertension Treatment Guideline as a new drug category and 1st line treatment option. Entresto received positive CHMP opinion for pediatric heart failure indication. If approved, this would support extension of regulatory data protection in Europe to November 2026. It is estimated that more than 11 million patients are on treatment with Entresto globally. In the US, Novartis is in ANDA litigation with generic manufacturers.
Leqvio (USD 64 million) launch in the US and other markets is ongoing, with focus on patient on-boarding, removing access hurdles and enhancing medical education. In the US, Leqvio is covered at or near label for 76% of patients. More than 50% of Leqvio source of business in the US is now through “Buy and Bill” acquisition model. Leqvio is now approved in 76 countries. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.
Immunology
	Q1 2023	Q1 2022	% change	% change
	USD m	USD m	USD	cc

Immunology
Cosentyx	1 076	1 159	-7	-4

Xolair	354	368	-4	2

Ilaris	328	285	15	19

Other		1	nm	nm

Total Immunology	1 758	1 813	-3	1

Net sales reflect Xolair sales for all indications.
nm = not meaningful
Cosentyx (USD 1,076 million, -7%, -4% cc) continued volume growth across key geographies, offset by revenue deduction adjustments in the US, mainly related to channel mix. Ex-US sales grew +17% (cc). Since initial approval in 2015, Cosentyx has proven its sustained efficacy and consistent safety profile across five systemic inflammatory conditions and has treated more than 1 million patients worldwide. Recently presented data showed durable efficacy and symptom improvement at 52 weeks in majority of moderate-to-severe hidradenitis suppurativa patients treated with Cosentyx.
Xolair (USD 354 million, -4%, +2% cc) sales grew (cc) in Emerging Growth Markets offset by lower sales in other markets. Following EMA positive opinion in February 2023, the Xolair SmPC was updated with long term (48 week) efficacy and safety data on chronic spontaneous urticaria (CSU) allowing continued treatment beyond 24 weeks. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.
Ilaris (USD 328 million, +15%, +19% cc) showed continued growth across all geographies. Contributors to growth include the Still’s disease indications (SJIA/AOSD) in the US and Europe, as well as strong performance for the Familial Mediterranean Fever (FMF) indication in key markets worldwide.

Neuroscience
	Q1 2023	Q1 2022	% change	% change
	USD m	USD m	USD	cc

Neuroscience
Kesimpta	384	195	97	100

Zolgensma	309	363	-15	-14

Mayzent	89	79	13	14

Aimovig	61	54	13	17

Other		1	nm	nm

Total Neuroscience	843	692	22	24

nm = not meaningful
Kesimpta (USD 384 million, +97%, +100% cc) sales grew across all geographies driven by increased demand and strong access. Kesimpta is a targeted B-cell therapy that can deliver powerful and sustained high efficacy, with a favorable safety and tolerability profile and the flexibility of an at home self-administration for a broad population of RMS patients. Kesimpta is now approved in 83 countries with more than 42,000 patients treated.
Zolgensma (USD 309 million, -15%, -14% cc) sales declined mainly in Europe, mainly due to price mix and other one-time events in Q1 2022 as number of patients was relatively stable. Zolgensma is now approved in 48 countries.
Mayzent (USD 89 million, +13%, +14% cc) sales grew mainly in Europe and Emerging Growth Markets, partly offset by a decline in the US. Sales continued to grow in patients with multiple sclerosis showing signs of progression despite being on other treatments. Mayzent is the first and only oral disease-modifying therapy studied and proven to delay disease progression in a broad SPMS patient population.
Aimovig (USD 61 million, ex-US, ex-Japan +13%, +17% cc) sales grew in Europe and Emerging Growth Markets. Aimovig is reimbursed in 32 markets and has been prescribed to over 780,000 patients worldwide.
SOLID TUMORS
	Q1 2023	Q1 2022	% change	% change
	USD m	USD m	USD	cc

Solid Tumors
Tafinlar + Mekinist [1]	458	403	14	18

Kisqali	415	239	74	81

Pluvicto	211	2	nm	nm

Lutathera	149	125	19	22

Piqray	116	73	59	61

Votrient	105	129	-19	-16

Tabrecta	36	31	16	18

Other	1		nm	nm

Total Solid Tumors	1 491	1 002	49	53

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy.
nm = not meaningful
Tafinlar + Mekinist (USD 458 million, +14%, +18% cc) sales grew across all geographies, driven by demand in BRAF+ adjuvant melanoma and NSCLC indications, while maintaining demand in the highly competitive BRAF+ metastatic melanoma market. The US also posted strong growth in the tumor agnostic indication (approved in June 2022). Tafinlar + Mekinist remains the worldwide targeted therapy leader in BRAF+ melanoma.
Kisqali (USD 415 million, +74%, +81% cc) sales grew strongly across all geographies, based on increasing recognition of its overall survival and quality of life benefits in HR+/HER2- advanced breast cancer. In January 2023, the USA National Comprehensive Cancer Network Clinical Practice Guidelines in Oncology (NCCN Guidelines) released an update recommending Kisqali as the only Category 1 Preferred CKD4/6 inhibitor for first-line treatment of patients with HR+/HER2- advanced breast cancer in combination with an aromatase inhibitor (AI). In March 2023, we announced positive topline results from an interim analysis of NATALEE, a Phase III trial evaluating Kisqali plus endocrine therapy in a broad population of patients with HR+/HER2- early breast cancer at risk of recurrence. Results will be presented at an upcoming medical meeting and submitted to regulatory authorities worldwide. Novartis is in US ANDA litigation with a generic manufacturer.
Pluvicto (USD 211 million) continues to see strong demand in the US as the first and only radioligand therapy approved by the FDA for the treatment of adult patients with progressive, PSMA-positive metastatic castration-resistant prostate cancer, who have already been treated with other anticancer treatments (ARPI and taxane-based chemotherapy). In Q1 2023, we completed a filing to the FDA for expedited review and approval of commercial production of Pluvicto for US patients at our radioligand manufacturing facility in Millburn, NJ.
Lutathera (USD 149 million, +19%, +22% cc) sales grew mainly in the US and Japan, where growth in the US was driven by the new targeted strategy and RLT field detailing focused on Lutathera and in Japan, growth was driven by increased demand following the transfer of the marketing authorization (MA) back to Novartis from Fujifilm Toyama Chemical.
Piqray (USD 116 million, +59%, +61% cc) sales grew mainly in the US, benefiting from indication expansion into PIK3CA-related overgrowth spectrum (PROS). In addition to PROS, Piqray is the first and only therapy specifically developed for the approximately 40% of HR+/HER2- advanced breast cancer patients who have a PIK3CA mutation, which is associated with a worse prognosis.
Votrient (USD 105 million, -19%, -16% cc) sales declined due to increased competition, especially from immuno-oncology agents in metastatic renal cell carcinoma.
Tabrecta (USD 36 million, +16%, +18% cc) sales grew mainly in the US. Tabrecta is the first therapy approved by the FDA to specifically target metastatic NSCLC with a mutation that leads to MET exon 14 skipping (METex14) in line agnostic setting.
HEMATOLOGY
	Q1 2023	Q1 2022	% change	% change
	USD m	USD m	USD	cc

Hematology
Promacta/Revolade	547	491	11	15

Tasigna	462	461	0	4

Jakavi	414	389	6	13

Kymriah	135	127	6	11

Scemblix	76	25	204	202

Adakveo	52	44	18	18

Other		1	nm	nm

Total Hematology	1 686	1 538	10	14

nm = not meaningful
Promacta/Revolade (USD 547 million, +11%, +15% cc) showed growth across all geographies, driven by increased use in second-line persistent and chronic immune thrombocytopenia and as first-line and/or second-line treatment for severe aplastic anemia.
Tasigna (USD 462 million, 0%, +4% cc) sales grew in Emerging Growth Markets and the US, partly offset by declines in Europe and Japan.
Jakavi (USD 414 million, +6%, +13% cc) sales grew in Emerging Growth Markets, Europe and Japan, driven by strong demand in both myelofibrosis and polycythemia vera indications. As per the Incyte/Novartis License Agreement, Incyte has rights in the US to exclusively develop and commercialize ruxolitinib for all indications under a different brand name Jakafi®.
Kymriah (USD 135 million, +6%, +11% cc) sales grew mainly in Emerging Growth Markets, Japan and the US, partly offset by decline in Europe.
Scemblix (USD 76 million, +204%, +202% cc) continued strong growth mainly in the US and Europe, demonstrating the high unmet need for effective and tolerable treatment options, for CML patients, who have been treated with 2 or more tyrosine kinase inhibitors, or who have the T315I mutation.

Adakveo (USD 52 million, +18%, +18% cc) sales grew mainly in the US, treating patients with vaso-occlusive crises caused by sickle cell disease.
Other promoted brands
	Q1 2023	Q1 2022	% change	% change
	USD m	USD m	USD	cc

Other Promoted Brands
Ultibro Group	114	132	-14	-8

Xiidra	89	107	-17	-16

Beovu	51	48	6	9

Other respiratory	25	19	32	41

Total Other Promoted Brands	279	306	-9	-5

Total Promoted Brands [1]	7 520	6 458	16	20

[1] Total Promoted Brands refer to the sum of Total Other Promoted Brands and all Therapeutic Areas brands (Hematology, Solid Tumors, Immunology, Neuroscience and Cardiovascular).
Ultibro Group (USD 114 million, -14%, -8% cc) sales declined mainly in Europe and Japan due to competition, partly offset by growth in China. Ultibro Group consists of Ultibro Breezhaler, Seebri Breezhaler and Onbrez Breezhaler.
Xiidra (USD 89 million, -17%, -16% cc) 97% of the sales are in the US where the variance is driven by rebates. In the US, Novartis is in ANDA litigation with a generic manufacturer.
Beovu (USD 51 million, +6%, +9% cc) sales grew in Europe, Japan and Emerging Growth Markets, benefitting from 6 new DME indication approvals in Q1 2023, partly offset by a decline in the US.
Established BRANDS
	Q1 2023	Q1 2022	% change	% change
	USD m	USD m	USD	cc

Established Brands
Lucentis	416	520	-20	-15

Sandostatin	329	320	3	5

Gilenya	232	605	-62	-60

Exforge Group	186	200	-7	-1

Galvus Group	183	216	-15	-9

Diovan Group	158	191	-17	-11

Gleevec/Glivec	147	198	-26	-21

Afinitor/Votubia	110	138	-20	-16

Contract manufacturing [1]	123	99	24	26

Other [2]	1 166	1 285	-9	-4

Total Established Brands [1,2]	3 050	3 772	-19	-15

[1] Q1 2022 restated to reflect the transfer of the Sandoz Division’s biotechnology manufacturing services to other companies’ activities to the Innovative Medicines Division that was effective as of January 1, 2023.

[2] Q1 2022 restated to reflect the transfer of the Coartem brand from the Sandoz Division to the Innovative Medicines Division that was effective as of January 1, 2023.
Lucentis (USD 416 million, -20%, -15% cc) sales declined in Europe, Emerging Growth Markets and Japan mainly due to competition.
Gilenya (USD 232 million, -62%, -60% cc) sales declined due to generic competition across all geographies. Novartis is in litigation against generic manufacturers on the dosing regimen patent and on the method of treatment patent in the US, and on the dosing regimen patent in Europe.

Sandoz
	Q1 2023 USD m	Q1 2022 restated USD m 1	% change USD	% change cc

Net sales to third parties	2 383	2 301	4	8

Operating income	319	394	-19	-14

As % of net sales	13.4	17.1

Core operating income	504	513	-2	3

As % of net sales	21.1	22.3

[1] Restated to reflect the transfers of the Sandoz Division's biotechnology manufacturing services to other companies' activities and the Coartem brand to the Innovative Medicines Division that was effective as of January 1, 2023 (see Note 9 in this Condensed Interim Financial Report).

First quarter
Net sales
Sandoz net sales were USD 2.4 billion (+4%, +8% cc), with volume contributing 15 percentage points to growth. Pricing had a negative impact of 7 percentage points. Sales growth was mainly driven by Europe, which benefited from strong volume growth driven by continued momentum from prior year launches and a strong cough and cold season. Ex-US sales grew by +12% in cc.
Sales in Europe were USD 1.4 billion (+11%, +16% cc), in the US USD 380 million (-7%), in Asia / Africa / Australasia USD 377 million (-7%, +3% cc) and in Canada and Latin America USD 260 million (+3%, +7% cc).
Retail sales were USD 1.8 billion (+1%, +6% cc). Total Anti-Infectives sales were USD 297 million (+10%, +15% cc).
Global sales of Biopharmaceuticals grew to USD 518 million (+11%, +17% cc), driven by growth ex-US.
Operating income
Operating income was USD 319 million (-19%, -14% cc), with the decline mainly due to higher legal expenses, higher SG&A investments to drive sales growth, and lower divestment income, partly offset by higher sales and improved product mix. The full impact of inflation on production costs will only be realized in subsequent periods, after the sell-through of inventory produced at lower cost in the prior year. Operating income margin was 13.4% of net sales, decreasing 3.7 percentage points (-3.4 percentage points in cc).
Core adjustments were USD 185 million, including USD 54 million of amortization. Prior year core adjustments were USD 119 million including USD 58 million of amortization. The change in core adjustments compared to prior year was mainly due to higher legal settlements.
Core operating income was USD 504 million (-2%, +3% cc), mainly driven by higher sales and improved product mix partly offset by higher SG&A investments and lower divestment income. Core operating income margin was 21.1% of net sales, decreasing by 1.2 percentage points (-1.0 percentage points cc). Core gross margin as a percentage of sales increased by 1.6 percentage points (cc) mainly due to improved product mix, as the full impact of inflation on production costs will only be realized in subsequent periods, after the sell-through of inventory produced at lower cost in the prior year. Core R&D expenses as a percentage of net sales were in line with the prior year (cc). Core SG&A expenses as a percentage of net sales increased by 0.7 percentage points (cc). Core Other income and expense as a percentage of net sales decreased the margin by 1.9 percentage points (cc), mainly due to lower divestment income.

Group Cash Flow and Balance Sheet
Cash Flow
First quarter
Net cash flows from operating activities amounted to USD 3.0 billion, compared with USD 1.6 billion in the prior year quarter. This increase was mainly driven by higher net income adjusted for non-cash items and other adjustments, including divestment gains, favorable changes in working capital and lower income taxes paid, partly offset by higher payments out of provisions.
Net cash inflows from investing activities amounted to USD 10.6 billion, compared with USD 9.4 billion in the prior year quarter.
The current year quarter cash inflows were mainly driven by net proceeds of USD 10.9 billion from the sale of marketable securities, commodities and time deposits; USD 0.2 billion from the sale of intangible assets, financial assets and property, plant and equipment. These cash inflows were partly offset by cash outflows of USD 0.2 billion for purchases of intangible assets and USD 0.2 billion for purchases of property, plant and equipment.
In the prior year quarter, net cash inflows from investing activities of USD 9.4 billion were driven by USD 10.9 billion net proceeds from the sale of marketable securities, commodities and time deposits; and USD 0.2 billion from the sale of intangible assets, financial assets and property, plant and equipment. These cash inflows were partly offset by USD 0.8 billion cash outflows for acquisitions and divestments of businesses, net (primarily the acquisition of Gyroscope Therapeutics Holdings plc); and USD 0.9 billion for purchases of intangible assets, property, plant and equipment and of financial assets.
Net cash outflows used in financing activities amounted to USD 9.2 billion, compared with USD 9.5 billion in the prior year quarter.
The current year quarter cash outflows were driven by USD 7.3 billion for the dividend payment; and USD 2.7 billion for net treasury share transactions. Payments of lease liabilities and other financing cash flows resulted in a net cash outflow of USD 0.2 billion. These cash outflows were partly offset by cash inflows of USD 1.0 billion from the net increase in current financial debts.
In the prior year quarter, net cash outflows used in financing activities of USD 9.5 billion were driven by USD 7.5 billion for the dividend payment; USD 2.4 billion for net treasury share transactions and USD 0.1 billion payments for lease liabilities. These cash outflows were partly offset by cash inflows of USD 0.5 billion from the net increase in current financial debts.
Free cash flow amounted to USD 2.7 billion (+95% USD), compared with USD 1.4 billion in the prior year quarter. This increase was mainly driven by higher operating income adjusted for non-cash items, favorable changes in working capital and lower income taxes paid, partly offset by higher payments out of provisions.
Balance sheet
Assets
Total non-current assets of USD 80.1 billion decreased by USD 0.4 billion compared to December 31, 2022.
Intangible assets other than goodwill decreased by USD 1.2 billion mainly due to amortization and impairments, partially offset by additions and favorable currency translation adjustments.
Goodwill increased by USD 0.2 billion due to favorable currency translation adjustments.
Deferred tax assets increased by USD 0.3 billion and property, plant and equipment, right-of-use assets, investments in associated companies, financial assets, and other non-current assets were broadly in line with December 31, 2022.
Total current assets of USD 32.1 billion at March 31, 2023 decreased by USD 4.8 billion compared to December 31, 2022.

Cash and cash equivalents, marketable securities, commodities, time deposits and derivative financial instruments decreased by USD 6.7 billion mainly due to the dividend payment, and purchases of treasury shares, offset by the cash generated through operating activities.
Inventories increased by USD 0.7 billion and trade receivables increased by USD 0.9 billion. Other current assets increased by USD 0.3 billion and income tax receivables were broadly in line with December 31, 2022.
Liabilities
Total non-current liabilities of USD 29.6 billion increased by USD 0.2 billion compared to December 31, 2022.
Non-current financial debts increased by USD 0.2 billion and non-current lease liabilities, deferred tax liabilities and provisions and other non-current liabilities were broadly in line with December 31, 2022.
Total current liabilities of USD 30.5 billion increased by USD 1.9 billion compared to December 31, 2022.
Current financial debts and derivative financial instruments increased by USD 1.0 billion, mainly due to the issuance of commercial paper notes under the US and Japanese commercial paper programs.
Trade payables and current income tax liabilities increased by USD 0.3 billion and USD 0.4 billion, respectively. Provisions and other current liabilities and current lease liabilities were broadly in line with December 31, 2022.
Equity
The Group`s equity of USD 52.1 billion decreased by USD 7.3 billion compared to December 31, 2022. This decrease was mainly due to the cash-dividend payment of USD 7.3 billion and purchases of treasury shares of USD 2.9 billion partially offset by the net income of USD 2.3 billion, favorable currency translation differences of USD 0.3 billion, exercise of options and employee transactions of USD 0.2 billion, and equity-based compensation of USD 0.2 billion.
Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 12.3 billion at March 31, 2023, compared to USD 18.9 billion on December 31, 2022. Total non-current and current financial debts, including derivatives, amounted to USD 27.4 billion at March 31, 2023 compared to USD 26.2 billion at December 31, 2022.
The debt/equity ratio were 0.52:1 at March 31, 2023, compared to 0.44:1 at December 31, 2022. As of March 31, 2023 the net debt was USD 15.1 billion, compared to USD 7.2 billion on December 31, 2022.

Innovation Review
Novartis continues to focus its R&D portfolio prioritizing high value medicines with transformative potential for patients. During the quarter, a comprehensive review of R&D projects resulted in decisions to discontinue or out-license projects for reasons including strategic fit and commercial potential, representing approximately 10% of the Novartis pipeline. We now focus on ~136 projects in clinical development.
Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

Cosentyx	300mg auto-injector and pre-filled syringe	Q4 2022	Approved	Approved

Cosentyx	Intravenous formulation for psoriatic arthritis (PsA), ankylosing spondylitis (AS), and non-radiographic axial SpA (nr-axSpA)	Q4 2022

Cosentyx	Hidradenitis suppurativa	Q3 2022	Q2 2022

Entresto	Heart failure, pediatrics	Approved	Q2 2022		– CHMP positive opinion; if approved, this would support extension of the regulatory data protection to November 2026

Jakavi	Acute graft-versus-host disease (GvHD)		Approved	Q1 2021

	Chronic GvHD		Approved	Q1 2021

SEG101 (crizanlizumab)	Sickle cell disease, pediatrics				– Ph3 STAND study did not show superiority compared to placebo

VDT482 (tislelizumab)	2L Esophageal cancer (ESCC)	Q3 2021	Q1 2022		– FDA site inspection planned for Q2 2023

	NSCLC		Q1 2022

Selected Innovative Medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

Aimovig	Migraine, pediatrics	≥2026	3

AVXS-101 (OAV101)	Spinal muscular atrophy (IT formulation)	2025	3

Beovu	Diabetic retinopathy	2025	3

CFZ533 (iscalimab)	Sjögren's syndrome	≥2026	2

Coartem	Malaria, uncomplicated (<5 kg patients)	2024	3	– Submission will use the MAGHP procedure in Switzerland to facilitate rapid approval in developing countries

Cosentyx	Giant cell arteritis	2025	3

	Polymyalgia rheumatica	≥2026	3	– Ph3 REPLENISH initiated

	Rotator cuff tendinopathy	≥2026	3	– Ph3 initiating

	Lupus nephritis	≥2026	3

JDQ443	Non-small cell lung cancer, 2/3L	2024	3

	Non-small cell lung cancer (combos)	≥2026	2

KAE609 (cipargamin)	Malaria, uncomplicated	≥2026	2

	Malaria, severe	≥2026	2

KLU156 (ganaplacide + lumefantrine)	Malaria, uncomplicated	≥2026	2	– FDA Orphan Drug designation – FDA Fast Track designation for the ganaplacide-containing combination therapy

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

Kisqali + endocrine therapy	Hormone receptor-positive (HR+)/human epidermal growth factor receptor 2-negative (HER2-) early breast cancer (adjuvant)	2023	3	– Trial met primary endpoint at interim analysis demonstrating clinically meaningful benefit in broad population of patients

Leqvio	Secondary prevention of cardiovascular events in patients with elevated levels of LDL-C	≥2026	3

	Primary prevention CVRR	≥2026	3	– Ph3 VICTORION-1P initiated

LNA043	Osteoarthritis	≥2026	2	– FDA Fast Track designation

LNP023 (iptacopan)	Paroxysmal nocturnal hemoglobinuria	2023	3	– FDA, EU Orphan Drug designation – FDA Breakthrough Therapy designation – China Breakthrough Therapy designation granted – Ph3 APPOINT-PNH data presentation at EBMT

	IgA nephropathy	2024	3	– EU Orphan Drug designation

	C3 glomerulopathy	2024	3	– EU Orphan Drug designation – EU PRIME designation – FDA Rare Pediatric designation – China Breakthrough Therapy designation – Enrollment (of the adult cohort) completed

	IC-MPGN	≥2026	3	– Ph3 start planned in H2 2023

	Atypical haemolytic uraemic syndrome	≥2026	3

LOU064 (remibrutinib)	Chronic spontaneous urticaria	2024	3

	Multiple sclerosis	≥2026	3

	Sjögren's syndrome	≥2026	2

Lutathera	Gastroenteropancreatic neuroendocrine tumors, 1L in G2/3 tumors	2023	3

177Lu-NeoB	Multiple solid tumors	≥2026	1

LXE408	Visceral leishmaniasis	≥2026	2

MBG453 (sabatolimab)	Myelodysplastic syndrome	2024	3	– FDA Fast Track designation – EU Orphan Drug designation

	Unfit acute myeloid leukemia	≥2026	2

MIJ821 (onfasprodil)	Depression	≥2026	2

NIS793	1L Pancreatic cancer	2025	3	– FDA Orphan Drug designation

Piqray	Ovarian cancer	2023	3

Pluvicto	Metastatic castration-resistant prostate cancer pre-taxane	2023	3

	Metastatic hormone sensitive prostate cancer	2024	3

PPY988 (GT005)	Geographic atrophy	≥2026	2	– Gyroscope acquisition

QGE031 (ligelizumab)	Food allergy	≥2026	3

SAF312 (libvatrep)	Chronic ocular surface pain	≥2026	2

Scemblix	1L Chronic myeloid leukemia	2024	3	– Submission expected in 2024 vs 2025 due to fast enrollment

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	2025	3	– FDA Fast Track designation – China Breakthrough Therapy designation

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

VAY736 (ianalumab)	Auto-immune hepatitis	≥2026	2

	Sjögren’s syndrome	≥2026	3	– FDA Fast Track designation

	Lupus nephritis	≥2026	3

	Systemic lupus erythematosus	≥2026	3	– Ph3 studies SIRIUS-SLE 1 and 2 initiated

	1L Immune thrombocytopenia	≥2026	3	– Ph3 study VAYHIT1 initiated

	2L Immune thrombocytopenia	≥2026	3	– Ph3 study VAYHIT2 initiatied

	warm Autoimmune hemolytic anemia	≥2026	3

VDT482 (tislelizumab)	1L Nasopharyngeal carcinoma	2023	3

	1L Gastric cancer	2023	3

	1L ESCC	2023	3

	Localized ESCC	2024	3

	1L Hepatocellular carcinoma	2023	3

	1L Small cell lung cancer	2024	3

	1L Urothelial cell carcinoma	≥2026	3

	Adj/Neo adj. NSCLC	≥2026	3

VPM087 (gevokizumab)	Colorectal cancer, 1L		1	– Project will be discontinued to prioritize other key programs in portfolio

Xolair	Food allergy	2023	3

YTB323	Lupus nephritis	≥2026	2	– Study initiated

	1L High-risk large B-cell lymphoma	≥2026	2

XXB750	Hypertension	≥2026	2

Business development updates				– Acquired FAP-2286 (Ph1/2), a potential first-in-class radioligand therapy with the respective radioligand imaging agent, from Clovis Oncology

				– Entered into research collaboration on bicyclic peptides with Bicycle Therapeutics

Selected Sandoz approvals and pipeline projects
Project/ Compound	Potential indication/ Disease area	News update

GP2411 (denosumab)	Osteoporosis (same as originator)	– US FDA accepted BLA

SOK583 (aflibercept)	Ophthalmology (same as originator)	– In Ph3

Insulin glargine, lispro, aspart	Diabetes	– Collaboration with Gan & Lee – Insulin glargine in registration

Natalizumab	Multiple sclerosis and Crohn’s disease	– Collaboration Polpharma Biologics – In registration

Trastuzumab	HER2-positive cancer tumors	– Collaboration EirGenix – In registration

Bevacizumab	Solid tumors	– Collaboration Bio-Thera Solutions – In registration

Condensed Interim Consolidated Financial Statements

Consolidated income statements
First quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q1 2023	Q1 2022

Net sales to third parties	9	12 953	12 531

Other revenues	9	255	283

Cost of goods sold		-3 931	-3 856

Gross profit		9 277	8 958

Selling, general and administration		-3 443	-3 512

Research and development		-2 794	-2 320

Other income		970	226

Other expense		-1 154	-500

Operating income		2 856	2 852

Loss from associated companies		-1	-2

Interest expense		-211	-201

Other financial income and expense		96	20

Income before taxes		2 740	2 669

Income taxes		-446	-450

Net income		2 294	2 219

Attributable to:
Shareholders of Novartis AG		2 293	2 222

Non-controlling interests		1	-3

Weighted average number of shares outstanding – Basic (million)		2 110	2 225

Basic earnings per share (USD) [1]		1.09	1.00

Weighted average number of shares outstanding – Diluted (million)		2 120	2 237

Diluted earnings per share (USD) [1]		1.08	0.99

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income
First quarter (unaudited)
(USD millions)	Q1 2023	Q1 2022

Net income	2 294	2 219

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Net investment hedge, net of taxes	-35	25

Currency translation effects, net of taxes	306	-270

Total of items that are or may be recycled	271	-245

Items that will never be recycled into the consolidated income statement

Actuarial (losses)/gains from defined benefit plans, net of taxes	-58	1 867

Fair value adjustments on equity securities, net of taxes	-44	-180

Total of items that will never be recycled	-102	1 687

Total comprehensive income	2 463	3 661

Attributable to:
Shareholders of Novartis AG	2 461	3 664

Non-controlling interests	2	-3

Consolidated balance sheets
(USD millions)	Note	Mar 31, 2023 (unaudited)	Dec 31, 2022 (audited)

Assets
Non-current assets
Property, plant and equipment	9	10 841	10 764

Right-of-use assets		1 507	1 431

Goodwill	9	29 481	29 301

Intangible assets other than goodwill	9	30 451	31 644

Investments in associated companies		130	143

Deferred tax assets		4 081	3 739

Financial assets		2 425	2 411

Other non-current assets		1 211	1 110

Total non-current assets		80 127	80 543

Current assets
Inventories		7 886	7 175

Trade receivables		8 916	8 066

Income tax receivables		267	268

Marketable securities, commodities, time deposits and derivative financial instruments		260	11 413

Cash and cash equivalents		12 000	7 517

Other current assets		2 785	2 471

Total current assets		32 114	36 910

Total assets		112 241	117 453

Equity and liabilities
Equity
Share capital		842	890

Treasury shares		-36	-92

Reserves		51 253	58 544

Equity attributable to Novartis AG shareholders		52 059	59 342

Non-controlling interests		83	81

Total equity		52 142	59 423

Liabilities
Non-current liabilities
Financial debts		20 396	20 244

Lease liabilities		1 589	1 538

Deferred tax liabilities		2 727	2 686

Provisions and other non-current liabilities		4 838	4 906

Total non-current liabilities		29 550	29 374

Current liabilities
Trade payables		5 426	5 146

Financial debts and derivative financial instruments		6 968	5 931

Lease liabilities		251	251

Current income tax liabilities		2 966	2 533

Provisions and other current liabilities		14 938	14 795

Total current liabilities		30 549	28 656

Total liabilities		60 099	58 030

Total equity and liabilities		112 241	117 453

Consolidated statements of changes in equity
First quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2023		890	-92	63 540	-4 996	59 342	81	59 423

Net income				2 293		2 293	1	2 294

Other comprehensive income					168	168	1	169

Total comprehensive income				2 293	168	2 461	2	2 463

Dividends				-7 255		-7 255		-7 255

Purchase of treasury shares			-18	-2 859		-2 877		-2 877

Reduction of share capital		-48	68	-20

Exercise of options and employee transactions			2	151		153		153

Equity-based compensation			4	187		191		191

Taxes on treasury share transactions				8		8		8

Fair value adjustments on financial assets sold				8	-8

Other movements	4.3			36		36		36

Total of other equity movements		-48	56	-9 744	-8	-9 744		-9 744

Total equity at March 31, 2023		842	-36	56 089	-4 836	52 059	83	52 142

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2022		901	-48	70 989	-4 187	67 655	167	67 822

Net income				2 222		2 222	-3	2 219

Other comprehensive income					1 442	1 442		1 442

Total comprehensive income				2 222	1 442	3 664	-3	3 661

Dividends				-7 506		-7 506		-7 506

Purchase of treasury shares			-17	-2 790		-2 807		-2 807

Exercise of options and employee transactions			1	92		93		93

Equity-based compensation			4	229		233		233

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	5		5		5

Taxes on treasury share transactions				10		10		10

Decrease of treasury share repurchase obligation under a share buyback trading plan	4.2			170		170		170

Fair value adjustments on financial assets sold				7	-7

Other movements	4.3			23		23		23

Total of other equity movements			-12	-9 760	-7	-9 779		-9 779

Total equity at March 31, 2022		901	-60	63 451	-2 752	61 540	164	61 704

Consolidated statements of cash flows
First quarter (unaudited)
(USD millions)	Note	Q1 2023	Q1 2022

Net income		2 294	2 219

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6.1	3 007	2 353

Dividends received from associated companies and others		5

Interest received		256	17

Interest paid		-123	-110

Other financial receipts		80

Other financial payments		-6	-30

Income taxes paid		-348	-633

Net cash flows from operating activities before working capital and provision changes		5 165	3 816

Payments out of provisions and other net cash movements in non-current liabilities		-704	-156

Change in net current assets and other operating cash flow items	6.2	-1 504	-2 011

Net cash flows from operating activities		2 957	1 649

Purchases of property, plant and equipment		-237	-257

Proceeds from sale of property, plant and equipment		32	33

Purchases of intangible assets		-233	-602

Proceeds from sale of intangible assets		130	66

Purchases of financial assets		-42	-35

Proceeds from sale of financial assets		64	66

Acquisitions and divestments of interests in associated companies, net		-3	-18

Acquisitions and divestments of businesses, net	6.3	-39	-821

Purchases of marketable securities, commodities and time deposits		-65	-4 221

Proceeds from sale of marketable securities, commodities and time deposits		11 014	15 154

Net cash flows from investing activities		10 621	9 365

Dividends paid to shareholders of Novartis AG		-7 255	-7 506

Acquisitions of treasury shares		-2 886	-2 542

Proceeds from exercised options and other treasury share transactions, net		159	94

Increase in non-current financial debts		2	3

Change in current financial debts		1 022	478

Payments of lease liabilities		-75	-77

Other financing cash flows, net		-169	22

Net cash flows used in financing activities		-9 202	-9 528

Net change in cash and cash equivalents before effect of exchange rate changes		4 376	1 486

Effect of exchange rate changes on cash and cash equivalents		107	-41

Net change in cash and cash equivalents		4 483	1 445

Cash and cash equivalents at January 1		7 517	12 407

Cash and cash equivalents at March 31		12 000	13 852

Notes to the Condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2023 (unaudited)

1. Basis of preparation
These Condensed Interim Consolidated Financial Statements for the three-month interim period ended March 31, 2023, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2022 Annual Report published on February 1, 2023.
2. Selected critical accounting policies
The Group’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2022 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year, which affect the reported amounts of revenues, expenses, assets, liabilities and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are regularly monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2022 Annual Report, goodwill, and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations and financial condition.
The Group’s activities are not subject to significant seasonal fluctuations.
3. Significant transactions
The Group applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Significant transactions in 2023
There were no significant transactions in the first quarter of 2023.
Significant transactions in 2022
Innovative Medicines – acquisition of Gyroscope Therapeutics Holdings plc
On December 22, 2021, Novartis entered into an agreement to acquire all outstanding shares of Gyroscope Therapeutics Holdings plc (Gyroscope), a UK-based ocular gene therapy company. Gyroscope focuses on the discovery and development of gene therapy treatments for retinal indications. The purchase price consisted of a cash payment of USD 0.8 billion, subject to certain customary purchase price adjustments, and potential additional milestone payments of up to USD 0.7 billion, which Gyroscope shareholders are eligible to receive upon achievement of specified milestones. The acquisition closed on February 17, 2022.

The fair value of the total purchase consideration was USD 1.0 billion. The amount consisted of an upfront cash payment of USD 0.8 billion (including customary purchase price adjustments) and the fair value of contingent consideration of USD 0.2 billion, which Gyroscope shareholders are eligible to receive upon achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 0.9 billion, consisting primarily of intangible assets of USD 1.1 billion and net deferred tax liabilities of USD 0.2 billion. Goodwill amounted to USD 0.1 billion.
The 2022 results of operations since the date of acquisition were not material.
4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	Note	2023	2022	Q1 2023	Q1 2022

Balance at beginning of year		2 119.6	2 234.9	59 342	67 655

Shares acquired to be canceled		-31.5	-31.2	-2 769	-2 706

Other share purchases		-1.2	-1.1	-108	-101

Exercise of options and employee transactions	4.1	2.8	1.9	153	93

Equity-based compensation		7.7	8.1	191	233

Shares delivered to Alcon employees as a result of the Alcon spin-off			0.0		5

Taxes on treasury share transactions				8	10

Decrease of treasury share repurchase obligation under a share buyback trading plan	4.2				170

Dividends				-7 255	-7 506

Net income of the period attributable to shareholders of Novartis AG				2 293	2 222

Other comprehensive income attributable to shareholders of Novartis AG				168	1 442

Other movements	4.3			36	23

Balance at March 31		2 097.4	2 212.6	52 059	61 540

4.1. At December 31, 2022, the market maker held 3 million (December 31, 2021: 3 million) written call options, originally issued as part of the share-based compensation for employees, that had not yet been exercised. The weighted average exercise price of these options at December 31, 2022, was USD 66.07 (December 31, 2021: USD 61.45), and they had contractual lives of 10 years, with remaining lives less than one year (December 31, 2021: two years). In the first quarter of 2023, the market maker exercised 3 million written call options and as a result there are no written call option outstanding at March 31, 2023.
4.2. In December 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. The arrangement was updated in July 2022. Novartis is able to cancel this arrangement at any time but could be subject to a 90-day waiting period. As of March 31, 2023, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of March 31, 2023.
4.3. Other movements include, for subsidiaries in hyperinflationary economies, the impact of the restatement of the equity balances of the current period as well as restatement of the non-monetary assets and liabilities with the general price index at the beginning of the period.

5. Financial instruments
Fair value by hierarchy
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of March 31, 2023, and December 31, 2022. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2022 Annual Report, published on February 1, 2023.

	Level 1		Level 2		Level 3		Total

(USD millions)	Mar 31, 2023	Dec 31, 2022	Mar 31, 2023	Dec 31, 2022	Mar 31, 2023	Dec 31, 2022	Mar 31, 2023	Dec 31, 2022

Financial assets
Marketable securities
Debt securities			9	9			9	9

Derivative financial instruments			73	204			73	204

Total marketable securities and derivative financial instruments at fair value			82	213			82	213

Current contingent consideration receivables					53	43	53	43

Long-term financial investments
Debt and equity securities	428	473	11	10	672	699	1 111	1 182

Fund investments	19	20			211	261	230	281

Non-current contingent consideration receivables					767	607	767	607

Total long-term financial investments at fair value	447	493	11	10	1 650	1 567	2 108	2 070

Associated companies at fair value through profit or loss					118	129	118	129

Financial liabilities
Current contingent consideration liabilities					-227	-131	-227	-131

Derivative financial instruments			-53	-55			-53	-55

Total current financial liabilities at fair value			-53	-55	-227	-131	-280	-186

Non-current contingent consideration liabilities					-473	-704	-473	-704

Other financial liabilities					-212	-232	-212	-232

Total non-current financial liabilities at fair value					-685	-936	-685	-936

In the first quarter of 2023, there was one transfer of equity securities from Level 3 to Level 1 for USD 17 million due to an Initial Public Offering.
The fair value of straight bonds amounted to USD 20.9 billion at March 31, 2023 (USD 20.3 billion at December 31, 2022) compared with the carrying amount of USD 22.5 billion at March 31, 2023 (USD 22.3 billion at December 31, 2022). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value.
The carrying amount of financial assets included in the line total long-term financial investments of USD 2.1 billion at March 31, 2023 (USD 2.1 billion at December 31, 2022) is included in the line “Financial assets” of the consolidated balance sheets. The carrying amount of non-current contingent consideration liabilities and other financial liabilities included in the line total non-current financial liabilities at fair value of USD 0.7 billion at March 31, 2023 (USD 1.0 billion at December 31, 2022) is included in the line “Provisions and other non-current liabilities” of the consolidated balance sheet.
The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

6. Details to the consolidated statements of cash flows
6.1. Non-cash items and other adjustments
The following table shows the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	Q1 2023	Q1 2022

Depreciation, amortization and impairments on:
Property, plant and equipment	303	314

Right-of-use assets	74	78

Intangible assets	1 619	1 013

Financial assets [1]	47	102

Change in provisions and other non-current liabilities	512	88

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-302	-78

Equity-settled compensation expense	199	203

Loss from associated companies	1	2

Income taxes	446	450

Net financial expense	115	181

Other	-7

Total	3 007	2 353

[1] Includes fair value changes
In the first quarter of 2023, there were no additions to intangible assets with deferred payments. In the first quarter of 2022, USD 0.3 billion additions to intangible assets other than goodwill were acquired with deferred payments.
In the first quarter of 2023, there were USD 151 million (Q1 2022: USD 43 million) additions to right-of-use assets recognized.
6.2. Cash flows from changes in working capital and other operating items included in the net cash flows from operating activities
(USD millions)	Q1 2023	Q1 2022

Increase in inventories	-620	-425

Increase in trade receivables	-850	-496

Increase/(decrease) in trade payables	87	-143

Change in other current and non-current assets	-177	-363

Change in other current liabilities	56	-584

Total	-1 504	-2 011

6.3. Cash flows arising from acquisitions and divestments of businesses, net
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses. The most significant transactions are described in Note 3.
(USD millions)	Q1 2023	Q1 2022

Net assets recognized as a result of acquisitions of businesses		-979

Contingent consideration payable, net	-26	181

Payments, deferred consideration and other adjustments, net		-25

Cash flows used for acquisitions of businesses	-26	-823

Cash flows (used for)/from divestments of businesses, net [1]	-13	2

Cash flows used for acquisitions and divestments of businesses, net	-39	-821

[1] In the first quarter of 2023, USD 13 million represented the net cash outflows for divestments in prior years.
     In the first quarter of 2022, USD 2 million included net cash flows from business divestments in the first quarter of 2022 and from divestments in previous years.
In the first quarter of 2022, the net identifiable assets of divested businesses amounted to USD 34 million, comprised of non-current assets of USD 5 million; net current assets of USD 29 million, including USD 9 million cash and cash equivalents. The deferred sale price receivable and other adjustments amounted to USD 25 million.

Notes 3 and 7 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.
7. Acquisitions of businesses
Fair value of assets and liabilities arising from acquisitions of businesses:
(USD millions)	Q1 2023	Q1 2022

Property, plant and equipment		13

Right-of-use assets		12

Acquired research and development		1 105

Deferred tax assets		51

Other current assets		5

Cash and cash equivalents		70

Deferred tax liabilities		-276

Current and non-current lease liabilities		-12

Trade payables and other liabilities		-67

Net identifiable assets acquired	0	901

Acquired cash and cash equivalents		-70

Goodwill		148

Net assets recognized as a result of acquisitions of businesses	0	979

Note 3 details significant acquisitions of businesses. There were no acquisitions of businesses in the first quarter of 2023. In the first quarter of 2022, there was the acquisition of Gyroscope. The goodwill arising out of the Gyroscope acquisition was mainly attributable to the accounting for deferred tax liabilities on acquired assets and the assembled workforce. None of the goodwill arisen in the first quarter of 2022 was tax deductible.
8. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2022 Annual Report and 2022 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of April 24, 2023, of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2022 Annual Report and 2022 Form 20-F.
Investigations and related litigations
Government generic pricing antitrust investigations, antitrust class actions
Since 2016, Sandoz Inc. has been part of an investigation into alleged price fixing and market allocation of generic drugs in the United States. In 2020, Sandoz Inc. reached a resolution with the DOJ Antitrust Division, pursuant to which Sandoz Inc. paid USD 195 million and entered into a deferred prosecution agreement (DPA). The Sandoz Inc. resolution related to instances of misconduct at the Company between 2013 and 2015 with regard to certain generic drugs sold in the United States. The term of the DPA concluded in March 2023 and the underlying matter has been dismissed. Sandoz Inc. also finalized a resolution with the DOJ Civil Division and in 2021 paid USD 185 million to settle related claims arising under the False Claims Acts (FCA), and entered into a corporate integrity agreement with the Office of

Inspector General (OIG) of the US Department of Health and Human Services (HHS). This resolved all federal government matters related to price fixing allegations.
Since the third quarter of 2016, Sandoz Inc. and Fougera Pharmaceuticals Inc. have been sued alongside other generic pharmaceutical companies in numerous related individual and putative class action complaints by direct and indirect private purchasers and by over 50 US states and territories, represented by their respective Attorneys General. Plaintiffs claim that defendants, including Sandoz Inc., engaged in price fixing and market allocation of generic drugs in the United States, and seek damages and injunctive relief. The litigation includes complaints alleging product-specific conspiracies, as well as complaints alleging the existence of an overarching industry conspiracy, and assert claims for damages and penalties under federal and state antitrust and consumer protection acts. The cases have been consolidated for pretrial purposes in the United States District Court (USDC) for the Eastern District of Pennsylvania, and the claims are being vigorously contested.
Lucentis/Avastin® matters
In 2019, the French Competition Authority (FCA) issued a Statement of Objections against Novartis entities, alleging anti-competitive practices on the French market for anti-vascular endothelial growth factor treatments for wet age-related macular degeneration from 2008 to 2013. In 2020, the FCA issued a decision finding that the Novartis entities had infringed competition law by abusing a dominant position and imposing a fine equivalent to approximately USD 452 million. Novartis paid the fine, again subject to recoupment, and appealed the FCA’s decision. In February 2023, the Paris Court of Appeal (Court) overturned the FCA’s decision which triggered the reimbursement of the originally paid fine (recorded as “Other income” in the Company’s consolidated income statement), and in March 2023, the FCA filed an appeal of the Court’s decision. Novartis entities are the subject of similar investigations and proceedings involving competition authorities, which are disclosed in the 2022 Annual Report and 2022 Form 20-F.
Antitrust class actions
Exforge
Since 2018, Novartis Group companies as well as other pharmaceutical companies have been sued by various direct and indirect purchasers of Exforge in multiple US individual and putative class action complaints. They claim that Novartis made a reverse payment in the form of an agreement not to launch an authorized generic, alleging violations of federal antitrust law and state antitrust, consumer protection and common laws, and seeking damages as well as injunctive relief. The cases have been consolidated in the S.D.N.Y. In 2022, Novartis agreed to a settlement in principle to pay USD 245 million to resolve these cases. In Q1 2023 Novartis paid USD 245 million to fund the required trust accounts. These settlements are subject to finalization of documentation and, in some cases, court approval.
In addition to the matters described above, there have been other non-material developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2022 Annual Report and 2022 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.

9. Segmentation of key figures
The businesses of Novartis are divided operationally on a worldwide basis into two identified reporting segments: Innovative Medicines and Sandoz. In addition, we separately report Corporate activities.
Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision-maker, which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute and sell distinct products that require differing marketing strategies.
The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.
The reporting segments are as follows:
Innovative Medicines researches, develops, manufactures, distributes and sells patented pharmaceuticals. Effective as of April 4, 2022, the Innovative Medicines Division is organized in two commercial organizational units: Innovative Medicines International and Innovative Medicines US, and is focused on the core therapeutic areas: cardiovascular; immunology; neuroscience; solid tumors and hematology; as well as other promoted brands (in the therapeutic areas of ophthalmology and respiratory) and established brands. Prior to the announcement on April 4, 2022, the Innovative Medicines Division was organized into two global business units: Novartis Oncology and Novartis Pharmaceuticals.
Sandoz develops, manufactures and markets finished dosage form medicines as well as intermediary products including active pharmaceutical ingredients. Sandoz is organized globally into three franchises: Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets finished dosage forms of small molecule pharmaceuticals for sale to third parties across a broad range of therapeutic areas, including finished dosage form of anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures and supplies active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third-party companies. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.
Corporate includes the costs of the Group headquarters and those of corporate coordination functions in major countries, and items that are not specific to one segment.
Our divisions are supported by Novartis Institutes for BioMedical Research, Global Drug Development, and the Operations unit, which combined the Novartis Technical Operations (NTO) and Customer & Technology Solutions (CTS) organizational units, following the internal reorganization announced on April 4, 2022.
Effective January 1, 2023, the Sandoz Division’s biotechnology manufacturing services to other companies’ activities and the Coartem brand were transferred to the Innovative Medicines Division. The reporting of the financial results and the net assets of the reporting segments Innovative Medicines, Sandoz and Corporate have been accordingly adapted. To comply with IFRS, Novartis has restated its segmentation disclosure of the consolidated income statement and additional consolidated balance sheet disclosure to reﬂect these transfers. This restatement had no impact on the reported ﬁnancial results and consolidated balance sheet of the total Group.
Further details are provided in Note 3 to the Consolidated Financial Statements of the 2022 Annual Report.

Segmentation – Consolidated income statements
First quarter
	Innovative Medicines		Sandoz		Corporate (including eliminations)[1]		Group

(USD millions)	Q1 2023	Q1 2022 restated [2]	Q1 2023	Q1 2022 restated [2]	Q1 2023	Q1 2022 restated [2]	Q1 2023	Q1 2022

Net sales to third parties	10 570	10 230	2 383	2 301			12 953	12 531

Sales to other segments	232	210	92	47	-324	-257

Net sales	10 802	10 440	2 475	2 348	-324	-257	12 953	12 531

Other revenues	246	274	6	6	3	3	255	283

Cost of goods sold	-2 990	-2 922	-1 267	-1 222	326	288	-3 931	-3 856

Gross profit	8 058	7 792	1 214	1 132	5	34	9 277	8 958

Selling, general and administration	-2 760	-2 886	-542	-513	-141	-113	-3 443	-3 512

Research and development	-2 575	-2 112	-219	-208			-2 794	-2 320

Other income	751	145	10	48	209	33	970	226

Other expense	-799	-312	-144	-65	-211	-123	-1 154	-500

Operating income	2 675	2 627	319	394	-138	-169	2 856	2 852

as % of net sales	25.3%	25.7%	13.4%	17.1%			22.0%	22.8%

Loss from associated companies	1		1		-3	-2	-1	-2

Interest expense							-211	-201

Other financial income and expense							96	20

Income before taxes							2 740	2 669

Income taxes							-446	-450

Net income							2 294	2 219

[1] Eliminations mainly relate to the elimination of sales to other segments and the corresponding cost of goods sold.
[2] Restated to reflect the transfers of the Sandoz Division’s biotechnology manufacturing services to other companies’ activities and the Coartem brand to the Innovative Medicines Division that was effective as of January 1, 2023.

Segmentation – Additional consolidated balance sheets and income statements disclosure
	Innovative Medicines		Sandoz		Corporate (including eliminations)[1]		Group

(USD millions)	Mar 31, 2023	Dec 31, 2022 restated	Mar 31, 2023	Dec 31, 2022 restated	Mar 31, 2023	Dec 31, 2022	Mar 31, 2023	Dec 31, 2022

Total assets [2]	75 923	75 836	16 427	15 752	19 891	25 865	112 241	117 453

Total liabilities	-16 746	-16 966	-3 999	-3 710	-39 354	-37 354	-60 099	-58 030

Total equity							52 142	59 423

Net debt [3]					15 104	7 245	15 104	7 245

Net operating assets [2]	59 177	58 870	12 428	12 042	-4 359	-4 244	67 246	66 668

Included in net operating assets are:
Property, plant and equipment	8 518	8 488	1 923	1 861	400	415	10 841	10 764

Goodwill [2]	21 947	21 857	7 534	7 444			29 481	29 301

Intangible assets other than goodwill	28 630	29 826	1 432	1 460	389	358	30 451	31 644

[1] Eliminations mainly relate to the elimination of intercompany receivables and payables to other segments and inventories.
[2] December 31, 2022, restated to reflect the transfers of the Sandoz Division’s biotechnology manufacturing services to other companies’ activities and the Coartem brand to the Innovative Medicines Division that was effective January 1, 2023. These restatements had no impact on Corporate or the total Group.

[3] See page 42 for additional disclosures related to net debt.

The following table shows the property, plant and equipment impairment charges and reversals, the right-of-use assets impairment charges, the intangible assets impairment charges and additions to restructuring provisions:
First quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	Q1 2023	Q1 2022	Q1 2023	Q1 2022	Q1 2023	Q1 2022	Q1 2023	Q1 2022

Property, plant and equipment impairment charges	-27	-22	-1	-1			-28	-23

Property, plant and equipment impairment reversals	9	2		1			9	3

Right-of-use assets impaiment charges				-1				-1

Intangible assets impairment charges [1]	-473	-37	-12				-485	-37

Additions to restructuring provisions	-378	-44	-5	-10	-32	-10	-415	-64

[1] The first quarter of 2023 includes an impairment of USD 0.3 billion related to the write-down of IPR&D related to cessation of clinical development program NIZ2985.
In the first quarter of 2023, there were no reversals of prior-year impairment charges on intangible assets (Q1 2022: nil) and right-of-use assets (Q1 2022: nil).
Restructuring provisions movements
(USD millions)	Q1 2023	Q1 2022

Balance at beginning of period	1 131	345

Additions	415	64

Cash payments	-317	-69

Releases	-32	-5

Transfers	-1	0

Currency translation effects	13	-4

Balance at closing of period	1 209	331

In 2023, additions to provisions of USD 415 million were mainly related to the continuation of the initiative announced in April 2022, to implement a new streamlined organizational model designed to support innovation, growth and productivity.
In 2022, additions to provisions of USD 64 million were mainly related to the continuation of the Innovative Medicines Division and the Operations unit (formerly the Novartis Technical Operations and the Customer & Technology Solutions) 2021 restructuring initiatives.

Segmentation – Net sales to third parties
Net sales by region1
First quarter
	Q1 2023 USD m	Q1 2022 restated USD m 2	% change USD	% change cc 3	Q1 2023 % of total	Q1 2022 % of total

Innovative Medicines

Europe	3 421	3 529	-3	1	32	34

US	4 072	3 675	11	11	39	36

Asia/Africa/Australasia	2 299	2 328	-1	8	22	23

Canada and Latin America	778	698	11	20	7	7

Total	10 570	10 230	3	7	100	100

Of which in Established Markets	7 678	7 572	1	4	73	74

Of which in Emerging Growth Markets	2 892	2 658	9	16	27	26

Sandoz

Europe	1 366	1 235	11	16	57	54

US	380	408	-7	-7	16	18

Asia/Africa/Australasia	377	405	-7	3	16	18

Canada and Latin America	260	253	3	7	11	10

Total	2 383	2 301	4	8	100	100

Of which in Established Markets	1 645	1 574	5	9	69	68

Of which in Emerging Growth Markets	738	727	2	7	31	32

Group

Europe	4 787	4 764	0	5	37	38

US	4 452	4 083	9	9	34	33

Asia/Africa/Australasia	2 676	2 733	-2	7	21	22

Canada and Latin America	1 038	951	9	16	8	7

Total	12 953	12 531	3	8	100	100

Of which in Established Markets	9 323	9 146	2	5	72	73

Of which in Emerging Growth Markets	3 630	3 385	7	14	28	27

[1] Net sales to third parties by location of customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Restated to reflect the transfers of the Sandoz Division’s biotechnology manufacturing services to other companies’ activities and the Coartem brand to the Innovative Medicines Division that was effective as of January 1, 2023. These restatements had no impact on the total Group.

[3] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 35.

Innovative Medicines Division net sales to third parties by core therapeutic area; other promoted brands; and established brands
First quarter
	Q1 2023	Q1 2022	% change	% change
	USD m	USD m 1	USD	cc 2

Cardiovascular
Entresto	1 399	1 093	28	32

Leqvio	64	14	nm	nm

Total Cardiovascular	1 463	1 107	32	36

Immunology
Cosentyx	1 076	1 159	-7	-4

Xolair [3]	354	368	-4	2

Ilaris	328	285	15	19

Other		1	nm	nm

Total Immunology	1 758	1 813	-3	1

Neuroscience
Kesimpta	384	195	97	100

Zolgensma	309	363	-15	-14

Mayzent	89	79	13	14

Aimovig	61	54	13	17

Other		1	nm	nm

Total Neuroscience	843	692	22	24

Solid Tumors
Tafinlar + Mekinist	458	403	14	18

Kisqali	415	239	74	81

Pluvicto	211	2	nm	nm

Lutathera	149	125	19	22

Piqray	116	73	59	61

Votrient	105	129	-19	-16

Tabrecta	36	31	16	18

Other	1		nm	nm

Total Solid Tumors	1 491	1 002	49	53

Hematology
Promacta/Revolade	547	491	11	15

Tasigna	462	461	0	4

Jakavi	414	389	6	13

Kymriah	135	127	6	11

Scemblix	76	25	204	202

Adakveo	52	44	18	18

Other		1	nm	nm

Total Hematology	1 686	1 538	10	14

Other Promoted Brands
Ultibro Group	114	132	-14	-8

Xiidra	89	107	-17	-16

Beovu	51	48	6	9

Other respiratory	25	19	32	41

Total Other Promoted Brands	279	306	-9	-5

Total Promoted Brands	7 520	6 458	16	20

Established Brands
Lucentis	416	520	-20	-15

Sandostatin	329	320	3	5

Gilenya	232	605	-62	-60

Exforge Group	186	200	-7	-1

Galvus Group	183	216	-15	-9

Diovan Group	158	191	-17	-11

Gleevec/Glivec	147	198	-26	-21

Afinitor/Votubia	110	138	-20	-16

Contract manufacturing [4]	123	99	24	26

Other [5]	1 166	1 285	-9	-4

Total Established Brands [4,5]	3 050	3 772	-19	-15

Total division net sales to third parties [4,5]	10 570	10 230	3	7

[1] Reclassified to reflect the new Innovative Medicines divisional structures announced on April 4, 2022, and the product movement between core therapeutic area, other promoted brands and established brands. In Q1 2023 Lucentis was reclassified from Other Promoted Brands to Established Brands and Gilenya was reclassified from Neuroscience to Established Brands. Q1 2022 has been reclassified to reflect these movements.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 35.
[3] Net sales to third parties reflect Xolair sales for all indications.
[4] Q1 2022 restated to reflect the transfer of the Sandoz Division’s biotechnology manufacturing services to other companies’ activities to the Innovative Medicines Division that was effective as of January 1, 2023.

[5] Q1 2022 restated to reflect the transfer of the Coartem brand from the Sandoz Division to the Innovative Medicines Division that was effective as of January 1, 2023.

nm = not meaningful

Net sales to third parties of the top 20 Innovative Medicines Division brands in 2023
First quarter
			US		Rest of world			Total

Brands	Brand classification by therapeutic area, other promoted brands or established brands	Key indications	USD m	% change USD/cc 1	USD m	% change USD	% change cc 1	USD m	% change USD	% change cc 1

Entresto	Cardiovascular	Chronic heart failure, hypertension	704	30	695	26	35	1 399	28	32

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA)	528	-20	548	10	17	1 076	-7	-4

Promacta/Revolade	Hematology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	277	12	270	11	18	547	11	15

Tasigna	Hematology	Chronic myeloid leukemia (CML)	211	4	251	-3	4	462	0	4

Tafinlar + Mekinist	Solid Tumors	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	194	26	264	6	13	458	14	18

Lucentis	Established Brands [2]	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			416	-20	-15	416	-20	-15

Kisqali	Solid Tumors	HR+/HER2- metastatic breast cancer	182	130	233	46	56	415	74	81

Jakavi	Hematology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)			414	6	13	414	6	13

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	295	72	89	nm	nm	384	97	100

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps			354	-4	2	354	-4	2

Sandostatin	Established Brands	Carcinoid tumors, acromegaly	209	4	120	0	6	329	3	5

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	141	12	187	18	25	328	15	19

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	109	-4	200	-20	-19	309	-15	-14

Gilenya	Established Brands [2]	Relapsing multiple sclerosis (RMS)	80	-74	152	-49	-46	232	-62	-60

Pluvicto	Solid Tumors	PSMA-positive mCRPC patients post-ARPI, post-Taxane	205	nm	6	200	242	211	nm	nm

Exforge Group	Established Brands	Hypertension	4	0	182	-7	-2	186	-7	-1

Galvus Group	Established Brands	Type 2 diabetes			183	-15	-9	183	-15	-9

Diovan Group	Established Brands	Hypertension	15	15	143	-20	-13	158	-17	-11

Lutathera	Solid Tumors	GEP-NETs gastroenteropancreatic neuroendocrine tumors	104	14	45	32	42	149	19	22

Gleevec/Glivec	Established Brands	Chronic myeloid leukemia (CML), gastrointestinal stromal tumors (GIST)	38	-24	109	-26	-20	147	-26	-21

Top 20 brands total			3 296	11	4 861	0	6	8 157	4	8

Rest of portfolio [4]			776	8	1 637	-3	3	2 413	0	5

Total division net sales to third parties [4]			4 072	11	6 498	-1	5	10 570	3	7

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 35.
[2] In Q1 2023 Lucentis was reclassified from Other Promoted Brands to Established Brands and Gilenya was reclassified from Neuroscience to Established Brands.
[3] Net sales to third parties reflect Xolair sales for all indications.
[4] % change has been restated to reflect the transfers of the Sandoz Division’s biotechnology manufacturing services to other companies’ activities and the Coartem brand to the Innovative Medicines Division that was effective as of January 1, 2023.

nm = not meaningful

Sandoz Division net sales to third parties by business franchise
First quarter
	Q1 2023	Q1 2022 restated [1]	% change	% change
	USD m	USD m	USD	cc 2

Retail Generics [3]	1 781	1 764	1	6

Biopharmaceuticals	518	465	11	17

Anti-Infectives [3]	84	72	17	20

Total division net sales to third parties	2 383	2 301	4	8

[1] Restated to reflect the transfers of the Sandoz Division’s biotechnology manufacturing services to other companies’ activities (from Biopharmaceuticals) and the Coartem brand (from Retail Generics) to the Innovative Medicines Division that was effective as of January 1, 2023. These restatements had no impact on Anti-Infectives.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 35.
[3] Sandoz total anti-infectives net sales to third parties amounted to USD 297 million (Q1 2022: USD 269 million), of which USD 213 million (Q1 2022: USD 197 million) were sold through the Retail Generics business franchise and USD 84 million (Q1 2022: USD 72 million) were sold to other third-party companies through the Anti-Infectives business franchise.

The product portfolio of Sandoz is widely spread in 2023 and 2022.

Segmentation – Other revenue
First quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	Q1 2023	Q1 2022	Q1 2023	Q1 2022	Q1 2023	Q1 2022	Q1 2023	Q1 2022

Profit sharing income	199	205					199	205

Royalty income	22	3	4	5		3	26	11

Milestone income	3	19					3	19

Other [1]	22	47	2	1	3		27	48

Total other revenues	246	274	6	6	3	3	255	283

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.

Supplementary information (unaudited)

Non-IFRS disclosures
Novartis uses certain non-IFRS metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies and free cash flow.
Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
As an internal measure of Group performance, these non-IFRS measures have limitations, and the Group’s performance management process is not solely restricted to these metrics.
Core results
The Group’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.
The following are examples of how these core measures are utilized:
• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.
• Annual budgets are prepared for both IFRS and core measures.
As an internal measure of Group performance, the core results measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets, impairments to property, plant and equipment and restructurings and related items.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD (excluding the IAS 29 “Financial Reporting in Hyperinflationary Economies” adjustments to the local currency income statements of subsidiaries operating in hyperinflationary economies), using the average exchange rates from the prior year and comparing them to the prior year values in USD.
We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.
Free cash flow
Effective January 1, 2023, Novartis revised its definition of free cash flow, to define free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. This new definition provides a simpler performance measure focusing on core operating activities, and also excludes items that can vary significantly from year to year which enables better comparison of business performance across years. The prior year free cash flow amounts have been revised to conform with the new free cash flow definition to aid in comparability.
Free cash flow is a non-IFRS measure and is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment. Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS.
Additional information
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, commodities, time deposits and derivative financial instruments.
Net debt is presented as additional information because it sets forth how management monitors net debt or liquidity and management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.
See page 42 for additional disclosures related to net debt.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
First quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions unless indicated otherwise)	Q1 2023	Q1 2022 restated [2]	Q1 2023	Q1 2022 restated [2]	Q1 2023	Q1 2022 restated [2]	Q1 2023	Q1 2022

IFRS operating income	2 675	2 627	319	394	-138	-169	2 856	2 852

Amortization of intangible assets	1 027	878	54	58			1 081	936

Impairments

Intangible assets	473	37	12				485	37

Property, plant and equipment related to the Group-wide rationalization of manufacturing sites	-7	17					-7	17

Other property, plant and equipment

Total impairment charges	466	54	12				478	54

Acquisition or divestment of businesses and related items

- Income					-4	-2	-4	-2

- Expense	2						2

Total acquisition or divestment of businesses and related items, net	2				-4	-2	-2	-2

Other items

Divestment gains	-130				4	-18	-126	-18

Financial assets - fair value adjustments	39	32			7	70	46	102

Restructuring and related items

- Income	-25	-4	-2	-6	-6		-33	-10

- Expense	618	143	35	46	118	17	771	206

Legal-related items

- Income	-484	-51					-484	-51

- Expense	29		89	6			118	6

Additional income	-134	-15	-3	-2	-160		-297	-17

Additional expense	5	8		17			5	25

Total other items	-82	113	119	61	-37	69	0	243

Total adjustments	1 413	1 045	185	119	-41	67	1 557	1 231

Core operating income	4 088	3 672	504	513	-179	-102	4 413	4 083

as % of net sales	38.7%	35.9%	21.1%	22.3%			34.1%	32.6%

Loss from associated companies	1		1		-3	-2	-1	-2

Interest expense							-211	-201

Other financial income and expense							96	20

Core adjustments to other financial income and expense							21	12

Income taxes, adjusted for above items (core income taxes)							-704	-661

Core net income							3 614	3 251

Core net income attributable to shareholders of Novartis AG							3 613	3 254

Core basic EPS (USD) [1]							1.71	1.46

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
[2] Restated to reflect the transfers of the Sandoz Division’s biotechnology manufacturing services to other companies’ activities and the Coartem brand to the Innovative Medicines Division that was effective as of January 1, 2023 (see Note 9 in this Condensed Interim Financial Report).

CORE RESULTS – Reconciliation from IFRS results to core results – Group
First quarter
(USD millions unless indicated otherwise)	Q1 2023 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q1 2023 Core results	Q1 2022 Core results

Gross profit	9 277	928	12		90	10 307	9 960

Operating income	2 856	1 081	478	-2		4 413	4 083

Income before taxes	2 740	1 081	478	-2	21	4 318	3 912

Income taxes [5]	-446					-704	-661

Net income	2 294					3 614	3 251

Basic EPS (USD) [6]	1.09					1.71	1.46

The following are adjustments to arrive at core gross profit

Cost of goods sold	-3 931	928	12		90	-2 901	-2 854

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 443				42	-3 401	-3 498

Research and development	-2 794	153	474		-105	-2 272	-2 256

Other income	970		-8	-4	-849	109	127

Other expense	-1 154			2	822	-330	-250

The following are adjustments to arrive at core income before taxes

Other financial income and expense	96				21	117	32

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: cost of goods sold, research and development and other income include net impairment charges related to intangible assets; other income also includes reversals of impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes adjustments to provisions; other expense includes charges related to an acquisition

[4] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include restructuring income and charges related to the restructuring initiative to implement a new streamlined organizational model, the Sandoz strategic review, the Group-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and selling, general and administration also include adjustments to provisions; research and development includes contingent consideration adjustments; other income and other expense include fair value adjustments and divestment gains and losses on financial assets and legal-related items; other income also includes a fair value adjustment on a contingent receivable, gains from the divestment of products and curtailment gains; other financial income and expense includes the monetary loss on the restatement of non-monetary items for subsidiaries in hyperinflationary economies

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.6 billion to arrive at the core results before tax amounts to USD 258 million. The average tax rate on the adjustments is 16.3% since the estimated full year core tax charge of 16.3% has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines
First quarter
(USD millions)	Q1 2023 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q1 2023 Core results	Q1 2022 restated Core results [5]

Gross profit	8 058	874			70	9 002	8 708

Operating income	2 675	1 027	466	2	-82	4 088	3 672

The following are adjustments to arrive at core gross profit

Cost of goods sold	-2 990	874			70	-2 046	-2 006

The following are adjustments to arrive at core operating income

Selling, general and administration	-2 760				36	-2 724	-2 883

Research and development	-2 575	153	474		-105	-2 053	-2 048

Other income	751		-8		-660	83	82

Other expense	-799			2	577	-220	-187

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: research and development and other income include net impairment charges related to intangible assets; other income also includes reversals of impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other expense includes charges related to an acquisition
[4] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include restructuring income and charges related to the initiative to implement a new streamlined organizational model, the Sandoz strategic review, the Group-wide rationalization of manufacturing sites and other net restructuring charges and related items; selling, general and administration also includes an adjustment to a provision; research and development includes contingent consideration adjustments; other income and other expense include fair value adjustments on financial assets and legal-related items; other income also includes gains from the divestment of products and a curtailment gain

[5] Restated to reflect the transfers of the Sandoz Division’s biotechnology manufacturing services to other companies’ activities and the Coartem brand to the Innovative Medicines Division that was effective as of January 1, 2023 (see Note 9 in this Condensed Interim Financial Report).

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz
First quarter
(USD millions)	Q1 2023 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q1 2023 Core results	Q1 2022 restated Core results [4]

Gross profit	1 214	54	12		20	1 300	1 218

Operating income	319	54	12		119	504	513

The following are adjustments to arrive at core gross profit

Cost of goods sold	-1 267	54	12		20	-1 181	-1 136

The following are adjustments to arrive at core operating income

Selling, general and administration	-542				5	-537	-503

Other income	10				-2	8	42

Other expense	-144				96	-48	-36

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold includes impairment charges related to an intangible asset
[3] Other items: cost of goods sold, selling, general and administration, other income and other expense include charges related to the Sandoz strategic review, the Group-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and selling, general and administration also include adjustments to provisions; other expense includes legal-related items

[4] Restated to reflect the transfers of the Sandoz Division’s biotechnology manufacturing services to other companies’ activities and the Coartem brand to the Innovative Medicines Division that was effective as of January 1, 2023 (see Note 9 in this Condensed Interim Financial Report).

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate
First quarter
(USD millions)	Q1 2023 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	Q1 2023 Core results	Q1 2022 restated Core results [3]

Gross profit	5					5	34

Operating loss	-138			-4	-37	-179	-102

The following are adjustments to arrive at core operating loss

Selling, general and administration	-141				1	-140	-112

Other income	209			-4	-187	18	3

Other expense	-211				149	-62	-27

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes adjustments to provisions
[2] Other items: selling, general and administration, other income and other expense include restructuring charges and income related to the initiative to implement a new streamlined organizational model, the Sandoz strategic review and other net restructuring charges and related items; other income and other expense also include fair value adjustments and divestment gains and losses on financial assets; other income also includes a fair value adjustment on a contingent receivable and a curtailment gain

[3] Restated to reflect the transfers of the Sandoz Division’s biotechnology manufacturing services to other companies’ activities and the Coartem brand to the Innovative Medicines Division that was effective as of January 1, 2023 (see Note 9 in this Condensed Interim Financial Report).

Free cash flow
The following table is a reconciliation of the three major categories of the IFRS consolidated statements of cash flows to free cash flow:
First quarter
	Q1 2023			Q1 2022

(USD millions)	IFRS cash flow	Adjustments	Free cash flow	IFRS cash flow	Adjustments [1]	Revised Free cash flow [1]

Net cash flows from operating activities	2 957		2 957	1 649		1 649

Net cash flows from/(used in) investing activities [2]	10 621	-10 858	-237	9 365	-9 622	-257

Net cash flows used in financing activities [3]	-9 202	9 202	0	-9 528	9 528	0

Free cash flow [1]			2 720			1 392

[1] To aid in comparability, the prior year adjustments and free cash flow amounts have been revised to conform with the new free cash flow definition that was effective as of January 1, 2023.
[2] With the exception of purchases of property, plant and equipment, all net cash flows from investing activities are excluded from the free cash flow.
[3] Net cash flows used in financing activities are excluded from the free cash flow.

The following table is a summary of the free cash flow:
First quarter
(USD millions)	Q1 2023	Q1 2022

Operating income	2 856	2 852

Adjustments for non-cash items
Depreciation, amortization and impairments	2 043	1 507

Change in provisions and other non-current liabilities	512	88

Other	-110	125

Operating income adjusted for non-cash items	5 301	4 572

Dividends received from associated companies and others	5

Interest and other financial receipts	336	17

Interest and other financial payments	-129	-140

Income taxes paid	-348	-633

Payments out of provisions and other net cash movements in non-current liabilities	-704	-156

Change in inventories and trade receivables less trade payables	-1 383	-1 064

Change in other net current assets and other operating cash flow items	-121	-947

Net cash flows from operating activities	2 957	1 649

Purchases of property, plant and equipment	-237	-257

Free cash flow [1]	2 720	1 392

[1] To aid in comparability, the prior year free cash flow amounts have been revised to conform with the new free cash flow definition that was effective as of January 1, 2023

Additional information
Net debt
Condensed consolidated changes in net debt
First quarter
(USD millions)	Q1 2023	Q1 2022

Net change in cash and cash equivalents	4 483	1 445

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	-12 342	-11 255

Change in net debt	-7 859	-9 810

Net debt at January 1	-7 245	-868

Net debt at March 31	-15 104	-10 678

Components of net debt
(USD millions)	Mar 31, 2023	Dec 31, 2022	Mar 31, 2022

Non-current financial debts	-20 396	-20 244	-22 796

Current financial debts and derivative financial instruments	-6 968	-5 931	-6 696

Total financial debts	-27 364	-26 175	-29 492

Less liquidity

Cash and cash equivalents	12 000	7 517	13 852

Marketable securities, commodities, time deposits and derivative financial instruments	260	11 413	4 962

Total liquidity	12 260	18 930	18 814

Net debt at end of period	-15 104	-7 245	-10 678

Share information
	Mar 31, 2023	Mar 31, 2022

Number of shares outstanding	2 097 395 834	2 212 584 901

Registered share price (CHF)	83.76	81.25

ADR price (USD)	92.00	87.75

Market capitalization (USD billions) [1]	192.4	194.7

Market capitalization (CHF billions) [1]	175.7	179.8

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q1 2023	Average rates Q1 2022	Period-end rates Mar 31, 2023	Period-end rates Mar 31, 2022

1 CHF	1.081	1.083	1.095	1.083

1 CNY	0.146	0.158	0.146	0.158

1 EUR	1.073	1.123	1.090	1.117

1 GBP	1.215	1.342	1.240	1.314

100 JPY	0.756	0.861	0.751	0.823

100 RUB	1.369	1.163	1.295	1.202

Currency impact on key figures
The following table provides a summary of the currency impact on key Group figures due to their conversion into US dollars, the Group’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.
First quarter
	Change in USD % Q1 2023	Change in constant currencies % Q1 2023	Percentage point currency impact Q1 2023	Change in USD % Q1 2022	Change in constant currencies % Q1 2022	Percentage point currency impact Q1 2022

Total Group
Net sales to third parties	3	8	-5	1	5	-4

Operating income	0	9	-9	18	26	-8

Net income	3	14	-11	8	15	-7

Basic earnings per share (USD)	9	20	-11	10	17	-7

Core operating income	8	15	-7	3	9	-6

Core net income	11	18	-7	-5	0	-5

Core basic earnings per share (USD)	17	25	-8	-4	2	-6

Innovative Medicines
Net sales to third parties	3	7	-4	1	4	-3

Operating income	2	11	-9	16	24	-8

Core operating income	11	18	-7	0	5	-5

Sandoz
Net sales to third parties	4	8	-4	2	8	-6

Operating income	-19	-14	-5	34	42	-8

Core operating income	-2	3	-5	21	26	-5

Corporate
Operating loss	18	16	2	-25	-30	5

Core operating loss	-75	-78	3	31	27	4

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “continue,” “progresses,” “remain,” “growth,” “on track,” “confidence,” “upcoming,” “prioritizing,” “expect,” “continued,” “ongoing,” “optimistic,” “outlook,” “focus,” “pipeline,” “growth,” “potential,” “expected,” “will,” “guidance,” “continuing,” “estimated,” “launch,” “continue,” “to deliver,” “transformation,” “address,” “growing,” “accelerate,” “remains,” “scaling,” “expected,” “driven,” “long-term,” “innovation,” “transformative,” “priority,” “can,” “to develop,” “to experience,” “look forward,” “momentum,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding potential future, pending or announced transactions; or regarding the research collaboration with Bicycle Therapeutics; or regarding potential future sales or earnings of the Group or any of its divisions; or regarding discussions of strategy, priorities, plans, expectations or intentions, including our transforming into a “pure-play” Innovative Medicines business; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding our planned spin-off of Sandoz. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the benefits and opportunities expected from our planned spin-off of Sandoz may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies. Humira® is a registered trademark of Abbvie Biotechnology Ltd. Prolia® and Xgeva® are registered trademarks of Amgen Inc. Jakafi® is a registered trademark of Incyte Corporation.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. We deliver high-value medicines that alleviate society’s greatest disease burdens through technology leadership in R&D and novel access approaches. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. About 103,000 people of more than 140 nationalities work together to bring Novartis products to nearly 800 million people around the world. Find out more at https://www.novartis.com.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.
Important dates
June 04, 2023
ASCO Investor Event
June 08, 2023
Sandoz Capital Markets Day – New York
June 12, 2023
Sandoz Capital Markets Day – London
July 18, 2023
Second quarter & Half year 2023 results
October 24, 2023
Third quarter & Nine months 2023 results
November 28, 2023
R&D Day